Exhibit 99.1

Sebastián Martí

Ternium - Investor Relations

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Ternium to acquire CSA Siderúrgica do Atlântico from thyssenkrupp AG

Luxembourg, February 21, 2017 – Ternium S.A. (NYSE: TX) entered today into a definitive agreement with thyssenkrupp AG (“tkAG”) to acquire a 100% ownership interest in thyssenkrupp Slab International B.V. (“tkSI”) and its wholly-owned subsidiary CSA Siderúrgica do Atlântico Ltda. (“CSA”). In addition, tkAG will assign to Ternium a 2.0 million tons per year agreement to supply slabs to thyssenkrupp’s former Calvert re-rolling facility in Alabama, U.S. (“Calvert”). The price of the transaction was set using EUR1.5 billion as enterprise value and September 30, 2016 as a locked-box date, and is subject to agreed-upon adjustments at closing. The transaction, which will require antitrust clearance in several jurisdictions, including Brazil, Germany and the U.S., and other conditions, is expected to close on or before September 30, 2017.

Based on the agreed-upon valuation and adjustments as of September 30, 2016, and considering CSA’s financial debt with BNDES of EUR0.3 billion, Ternium expects to disburse EUR1.26 billion for this transaction.

Daniel Novegil, Ternium’s CEO said: “Upon completion of this transaction, Ternium is adding another state-of-the-art facility into its industrial system. This will enable us to enhance our differentiation. The facility’s specialization in high-end steel slabs, combined with a coordinated product development and supply chain management effort with our high-end steel capacity in Mexico and Argentina, will support new integration opportunities for the manufacturing of sophisticated finished steel products for our customers. This, in turn, will strengthen our business in strategic industrial sectors across Latin America.”

The assets to be acquired had in calendar year 2016 consolidated annual sales of EUR1.6 billion, shipments of 4.3 million tons and EBITDA of EUR256 million. CSA is a steel slab producer with a steelmaking facility located in the state of Rio de Janeiro, Brazil, and has an annual production capacity of 5 million tons of high-end steel slabs, a deep-water harbor and a 490 MW combined cycle power plant.

With annual crude steel production of 6.0 million tons and shipments of 9.8 million tons, Ternium purchased from third parties approximately 3.7 million tons of steel slabs in 2016, that were processed in its downstream facilities to obtain finished steel products to supply its customers. Ternium offers a high-value-added product range to serve the most demanding requirements of its industrial customers. After the completion of the CSA acquisition, Ternium will substantially increase its steelmaking capacity.

Ternium anticipates that it will finance the acquisition with bank debt, and that it will begin consolidating tkSI’s balance sheet and results of operations as from the third quarter of 2017.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is a leading steel producer in Latin America, with an annual production capacity of approximately 11.0 million tons of finished steel products. The company manufactures and processes a broad range of value-added steel products for customers active in the construction, automotive, home appliances, capital goods, container, food and energy industries.  With production facilities located in Mexico, Argentina, Colombia, the southern United States and Guatemala, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network.  In addition, Ternium participates in the control group of Usiminas, a Brazilian steel company.  More information about Ternium is available at www.ternium.com.